Exhibit 6.4

MANAGEMENT SERVICES AGREEMENT BY AND BETWEEN ENDLESS

CORPORATION AND ENDLESS GROW, LLC

This Management Service Agreement (“Agreement”) is entered into as of May 1, 2023 (the “Effective Date”) by and among Endless Corporation, a Oklahoma corporation with a business address of 10026 S. Mingo Road #232 Tulsa, Tulsa, OK 74133; and Endless Grow, LLC, a Oklahoma Limited Liability Company with a business address of 10026 S. Mingo Road #232 Tulsa, OK 74133. Each of are referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

Whereas, Endless Corporation is a corporation organized and operating in good standing under the laws of the State of Oklahoma, which seeks to expand its business management services and research and development within the legal and licensed cannabis market sector.

Whereas, Endless Grow, LLC is a business entity organized and operating in good standing under the laws of the Oklahoma and holds a licensed legal cannabis cultivator’s license.

Whereas, Endless Corporation operates brands known as Endless Cultivation, Endless Clones, Endless Biotech, and Endless Grow, and may not have its own licenses to cultivate legalized cannabis, but works with cannabis cultivators and possibly other licenses in order to conduct licensed and compliant delivery activity, including the non-store front wholesale delivery of cannabis products in Oklahoma.

Whereas, Endless Grow, LLC does not have its own facility to cultivate cannabis and Endless Corporation has leased a facility where Endless Grow, LLC cultivation operations are located.

Whereas, the Parties have determined it is in mutual interest to move forward with such an Agreement as outlined herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows.

Section One – Organization

1.1.	Endless Corporation will maintain a facility in Tulsa, Oklahoma where Endless Grow, LLC licensed cultivation operations will be located.

1.2.	Endless Corporation will provide all required cultivation equipment, staffing and supplies; including, but not limited to hiring and maintaining operations staff, supplying racks, rolling benches, lighting, heating and air conditioning, environment and humidity control, electrical power, plumbing, water, nutrients, etc. to cultivate cannabis on behalf of Endless Grow, LLC.

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1.3.	Endless Corporation will provide Management Services for a period of ten (10) years to Endless Grow, LLC unless otherwise terminated pursuant to the terms and conditions of this Agreement.

1.4.	Endless Corporation will facilitate sales of cannabis products cultivated at the Endless Corporation facility to licensed cultivators and ensure the transfer of product follows OMMA regulations.

1.5.	Endless Corporation will facilitate collection of sales proceeds for sales outlined in section 1.4 on behalf of Endless Grow, LLC.

1.6.	Relative to the licensed cultivation, Endless Grow, LLC will ultimately be responsible for overall operations of the cultivation operations, including, but not limited to: 1) maintaining a license and paying legal and license fees associated with cultivation, and 3) tasks of governance related to Endless Grow, LLC, and 4) complying with all laws regulating legal cannabis cultivation and supplying required information to OMMA.

1.7.	The Parties acknowledge this Agreement does not outline all required management functions that may fall under a typical management agreement. The Parties agree to work in good faith to periodically workout specific functions that shall be encompassed with the Agreement for the Management Services.

Section Two - Fees Paid For Management Services

2.1. Endless Corporation, as compensation for the Management Service, will earn a fee equal to reimbursement of costs of goods sold related to the cultivation of cannabis on behalf of Endless Grow, LLC and the greater of a service fee of $1,000 per month or ninety percent (90%) of the Net Profit of Endless Grow, LLC. In no event, shall the Management Service Fee exceed gross sales by Endless Corporation. The fees (the “Monthly Management Service Fees”) will be calculated once per month on a (Monthly) period basis beginning on the first day of each month and ending on the last day of each month. The Monthly Management Services Fee will be invoiced by the 15th of the month following the month end. Gross sales, costs of goods sold, and net profit will be defined as outlined by the relevant Generally Accepted Accounting Practices. (GAAP).

2.2. Payment of the Management Service Fees shall be due and payable to Endless Corporation as of the last day of each of month in the month they are invoiced. These Fees shall be booked as revenue by Endless Corporation.

Section Three - Representations of the Parties

3.1. Organization. Each Party that is a corporation or limited liability company is duly organized and incorporated and in good standing in the jurisdiction of its incorporation, has full power and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements (to which it is a party), and has the requisite approval of its Board of Directors or Managers to enter into this Agreement and the Ancillary Agreements (to which it is a party) and to consummate the transactions contemplated.

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3.2. Authority. This Agreement and the Ancillary Agreements are valid, binding, and enforceable obligations of the Parties which have executed such agreements, in accordance with their terms (except that the enforceability of such Party’s obligations thereunder is subject to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law or in arbitration). All material consents, approvals, authorizations, and other requirements prescribed by any law, rule, or regulation that must be obtained or satisfied by such Party and are necessary for such Party’s execution and delivery of this Agreement and the Ancillary Agreements or the performance of the terms thereof have been obtained and satisfied.

3.3. Binding Agreement. The execution and delivery of this Agreement and the Ancillary Agreements by each Party which has executed such agreements, and the consummation of the transactions contemplated thereby will not result in a breach of any of the terms and provisions of, or constitute a default under, or conflict with, any material agreement, indenture, judgment, decree, order, or award of any court, governmental body, or arbitrator applicable to such Party, including any law, rule or regulation applicable to such Party, or their respective incorporation or organizational documents;

3.4. No Transfer. No transfer of any cannabis licenses are part of this Agreement.

3.5. No Interference. Endless Corporation is under no obligation to any third party that would interfere with its representations, warranties or obligations under this Agreement.

Section Four. Dissolution and Winding Up

4.1. Elective Dissolution – Cessation of Business. The Agreement may be terminated, at the unanimous election of the Endless Corporation Board of Directors as follows:

a) Upon the occurrence of any event, or the existence of any condition beyond the reasonable control of the Parties, which prevents the business operation outlined in this Agreement from functioning in a manner consistent with the purpose of the Agreement or to otherwise to make it possible to carry out its purpose, and such event or condition cannot be corrected within a reasonable time, at a reasonable expense.

b) Default Dissolution. The non-defaulting Party may elect to terminate and dissolve the Management Agreement in the event of a default, as specified below, by the other Party. The occurrence of any of the following events shall constitute a default by a Party:

A Party or its Affiliate shall materially default in the observance or performance of any material agreement, covenant, or condition contained in this Agreement or in any material agreement with or relating to the Management Agreement, and such default shall continue to exist for a period of 30 days after the other Party or the Management Agreement gives such defaulting Party or its Affiliate written notice of such default;

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A representation or warranty made by the Party herein or in any Ancillary Agreement (or in any certificate or financial or other statement furnished by such Party to the other in connection therewith) or by the Party’s Affiliate in connection with this Agreement or any Ancillary Agreement shall prove to be false or misleading in any respect which would have a material adverse effect on the Management Agreement or the other Party, and remain uncured for a period of thirty (30) days after the other Party gives the Party or its Affiliate written notice of such default.

c) There is an entry of an order for relief or the institution of any proceedings of any nature under the laws of the United States or any state or any foreign country for relief of debtors wherein an Party is seeking relief as debtor; there is an appointment of a receiver, trustee, custodian or like officer for all or substantially all of the business or assets of such Party on the grounds of insolvency and either the Party has consented to such appointment or has failed to vacate or otherwise cause said appointment to be set aside within 60 days; or there is the institution against such Party of a proceeding under the Federal bankruptcy act or any law of the United States or other jurisdiction now in existence or hereinafter enacted having the same general purpose which proceeding is not dismissed or discharged within 60 days after the institution thereof.

4.2. Winding Up. If the Agreement is to be dissolved, then the Parties shall proceed jointly to wind up the affairs of the Agreement.

4.3. In the event that Endless Grow, LLC would like to discontinue this Management Services Agreement, it may choose to appoint a third-party manager with 30 days prior notice to Endless Corporation and relocation of its license and cultivation operations.

Section Five - Audit Rights

Endless Grow, LLC shall have the right, upon not less than ten (10) business days written notice to Endless Corporation, to audit, examine and make copies of, or extracts from, the books of account and other financial and sales records of the business in order to confirm the calculation revenues, cost of goods sold and net profits. If an audit reveals a discrepancy in the amounts paid and/or reported in respect of the period covered, the Parties will reasonably cooperate to true-up the over- or underpayment within thirty (30) days of finally determining the correct amount of that should have been paid and/or reported.

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Section Six - Dispute Resolution

6.1. Initial Procedure. The Management Service Agreement Parties agree to meet informally in an attempt to resolve the dispute amongst themselves acting in good faith. If the Management Service Agreement Parties cannot resolve the dispute, they shall then be required to endeavor to achieve a resolution of such claim, dispute, difference or controversy by non-binding mediation administered by the American Arbitration Association under its Commercial Mediation Procedures, before resorting to arbitration, litigation, or some other dispute resolution procedure.

The Party which elects to seek resolution of such claim, dispute, difference or controversy by mediation shall notify the other Party in writing of such election. Any such notice shall describe in reasonable detail the subject matter of such claim, dispute, difference or controversy, and include a statement of such party’s position and a summary of the arguments supporting that position and the relief sought and shall also identify the names of three (3) prospective, independent, neutral mediators and include a statement of their respective curricula vitae. Each of such prospective mediators shall be a Party of the American Arbitration Association National Roster of Arbitrators and Mediators and have experience in commercial matters, including, if practicable, Management Service Agreements.

Within ten (10) business days following its receipt of such notice, the recipient Party shall submit to the other Party a written response, which response shall include a reasonably detailed statement of the recipient Party’s position regarding the dispute identified by the notifying Party and a summary of the arguments supporting that position. Any such response shall also include the name, selected from the list of prospective mediators provided by the notifying party, of the individual who will act as the mediator in the dispute identified by the notifying party.

The Parties shall meet with the selected mediator in the City of Tulsa, Oklahoma, or such other location as the Management Service Agreement Parties may mutually agree within thirty (30) business days after the recipient Party has received notice of the dispute and shall proceed diligently and in good faith, using commercially reasonable efforts, to resolve the matters in dispute. The mediation shall not continue longer than one (1) hearing day without the written approval of both parties. Neither Party shall be bound by any recommendation of the mediator. One or more senior executives from each party shall personally participate in the mediation proceedings contemplated herein and shall endeavor to achieve a resolution of the dispute through mutual agreement.

The senior executives, who shall have full authority to decide on behalf of and bind their respective entities, shall allocate at least one (1) full business day of their time for the mediation process on any such claim, dispute, difference or controversy submitted to mediation hereunder. Such senior executives may be represented by counsel in connection with any such mediation proceedings and, in addition, either party may, with permission of the mediator, bring such additional persons as are needed to respond to questions, contribute information or participate in the negotiations.

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The fees and expenses of the mediator and the American Arbitration Association shall be shared equally by both parties. The mediator shall be disqualified as a witness, consultant, expert or counsel for any party with respect to any such claim, dispute, difference or controversy and any related matters. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator or any employees of the American Arbitration Association, are confidential, privileged and inadmissible for any purpose, including, but not limited to, impeachment, in any arbitration, litigation or other proceeding related to this Agreement, provided, however, that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.

At no time prior to or during the mediation shall either party initiate an arbitration or litigation related to this Agreement except to pursue a provisional remedy that is authorized by law or by agreement of the parties. If any such claim, dispute, difference or controversy is not resolved by such mediation, either party may pursue such rights and remedies as may be available to either of them under this Agreement or at law or in equity.

6.2. Injunctive Relief. Nothing in this Article shall preclude any Party, at any time, from taking or requesting any judicial or other authority in any country to order any provisional or conservatory measure, including pre-award attachment, injunction or similar remedy for the presentation of its rights and interests.

6.3. Attorney fees. In any Dispute for which a Party is permitted to bring a court or arbitration proceeding, the prevailing Party shall be entitled to recover its actual attorneys’ fees and court costs from the non-prevailing Party.

Section Seven – Governing Law

Governing Law. This agreement shall be deemed to have been entered into in Oklahoma and shall be governed by and construed under the laws of Oklahoma without giving effect to the principles of conflicts of law. Any Dispute for which a Party is permitted to bring a court proceeding shall be instituted in the courts of Oklahoma, and each Party irrevocably submits to the jurisdiction of such courts in any such suit, action, or proceeding. Service of process, summons, notice, or other document by mail to such Party’s address set forth herein shall be effective service of process for any suit, action, or other proceeding brought in any such court.

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Section Eight - Indemnification

8.1. Indemnification Obligations. Each Party shall indemnify, defend and hold harmless the other Party and its officers, directors, employees, agents, successors and assigns against all Losses arising out of or resulting from any third-party claim, suit, action or proceeding related to or arising out of or resulting business operations under this Agreement.

8.2. Indemnification Procedure. The indemnitee shall promptly notify the indemnitor in writing of any Action and cooperate with the indemnitee at the indemnitor’s sole cost and expense. The indemnitor shall immediately take control of the defense and investigation of the Action and shall employ counsel of its choice/reasonably acceptable to the indemnitee to handle and defend the Action, at the indemnitor’s sole cost and expense. The indemnitor shall not settle any Action in a manner that adversely affects the indemnitee’s rights without the indemnitee’s prior written consent, which shall not be unreasonably withheld or delayed. The indemnitee’s failure to perform any obligations under this Section shall not relieve the indemnitor of its obligation under this Section except to the extent that the indemnitor can demonstrate that it has been materially prejudiced as a result of the failure. The indemnitee may participate in and observe the proceedings at its own cost and expense with counsel of its own choosing.

Section Nine - Miscellaneous

9.1. Force Majeure. Neither Party shall be liable or responsible to the other Party, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement, when and to the extent such failure or delay is caused by:

a.	acts of God;

b.	flood, fire or explosion;

c.	war, terrorism, invasion, riot or other civil unrest;

d.	embargoes or blockades in effect on or after the date of this Agreement;

e.	Regional, national or global emergency; including pandemics ie: COVID-19

f.	strikes, labor stoppages or slowdowns or other industrial disturbances;

each of the foregoing, a “Force Majeure”), in each case, provided that (i) such event is outside the reasonable control of the affected Party; (ii) the affected Party provides prompt notice to the other Party, stating the period of time the occurrence is expected to continue; and (iii) the affected Party uses diligent efforts to end the failure or delay and minimize the effects of such Force Majeure event. A Party may terminate this Agreement if a Force Majeure event affecting the other Party continues substantially uninterrupted for a period of one hundred and twenty (120) Business Days or more. Unless the Party terminates this Agreement pursuant to the preceding sentence, all timelines in the Management Service Agreement Project Plan shall automatically be extended for a period up to the duration of the Force Majeure event.

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9.2. Further Assurances. Each Party shall, upon reasonable request, and at the request of the other Party, promptly execute such documents and perform such acts as may be necessary to give full effect to the terms of this Agreement.

9.3. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument. Any party to this Agreement may deliver an executed copy hereof or of any of the Related Agreements by facsimile transmission or electronically in Portable Document Format (PDF) to another party hereto or thereto and any such delivery shall have the same force and effect as any other delivery of a manually signed copy of this Agreement or of any of the Related Agreements.

9.4. Publicity. Each Party agrees that press releases and other announcements to be made by the Management Service Agreement with respect to transactions contemplated hereby shall be subject to mutual agreement and prior consent.

9.5. Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.6. Assignability. This Agreement, and all rights and obligations hereunder, are personal to the Parties and shall not be assigned by any of them voluntarily or by operation of law without the prior written consent thereto by the other Parties hereto. No assignment shall become effective until the prospective transferee has executed and delivered to the Management Service Agreement and undertaking satisfactory to counsel for the other parties in which the transferee agrees to be bound by the terms of this Agreement and all of the Related Agreements as may be appropriate.

9.7. No Waiver. A failure by any party to assert its rights under this Agreement shall not be deemed a waiver of such rights, nor shall any waiver be implied from any act or omission. No waiver by a party with respect to any right shall extend its effect to any subsequent breach of the terms hereof of like or different kind unless such waiver explicitly provides otherwise.

9.8. Agreements. This Agreement may be altered, modified, or amended only by a written instrument duly executed by each of the Parties.

9.9. Complete Agreement. This Agreement amends and restates, in its entirety, the Management Service Agreement . This Agreement, together with the Disclosure Schedules hereto and the Ancillary Agreements, represent the entire agreement of the parties with respect to the transactions contemplated hereby and shall supersede and replace the existing Management Service Agreement and any and all previous contracts, arrangements, understandings, negotiations and commitments between the parties with respect to the transactions contemplated hereby (whether oral or written); provided, however, that it does not change or otherwise alter or affect any of the Ancillary Agreements except to the extent that the provisions of any such Ancillary Agreements are inconsistent with any of the provisions hereof, in which event the provisions of this Agreement will govern and control.

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9.10. Responsibility for Breach by Affiliates. Each Party shall be responsible for and liable for any breach of the provisions of this Agreement or any agreement executed in connection herewith (including, but not limited to, the Related Agreements) by its Affiliates, and any such breach by a Party’s Affiliate shall be considered a breach of this Agreement by such Party.

9.11 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given in accordance with this Section:

If to Endless Corporation:

Travis Dahm

10026A South Mingo Road #232 Tulsa, Tulsa, OK 74133

Email: tdahm@endlesscultivaiton.com

If to Endless Grow, LLC:

Travis Dahm

10026A South Mingo Road #232 Tulsa, Tulsa, OK 74133

Email: tdahm@endlesscultivaiton.com

Notices sent in accordance with this Section shall be deemed effectively given: (a) when received, if delivered by hand (with written confirmation of receipt); (b) when received, if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail (in each case, with confirmation of transmission), if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the five (5) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

9.12. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the Effective Date.

For ENDLESS CORPORATION

X	/s/ Travis Dahm
Travis Dahm
Secretary

For Endless Grow, LLC

X	/s/ Travis Dahm
Travis Dahm
Managing Member

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